

Stop 7010

August 29, 2005

Via U.S. mail and facsimile

Mr. Kenneth L. Walker
General Counsel
Sealy Corporation
One Office Parkway
Trinity, NC 27370

> **Re:** **Sealy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 12, 2005**
> **File No. 333-126280**

Dear Mr. Walker:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your response to the third bullet point of comment three of our letter dated July 29, 2005. Please provide a table that discloses how this offering is benefiting KKR and the other participants in the KKR acquisition. This table should include, at a minimum, the number of shares acquired by each party in the KKR acquisition (whether owned or issuable), the cost of these shares, the proceeds to be received from this offering, and the estimated value of retained shares. The table can be structured to provide the disclosure by category. For example, your categories could consist of KKR, members of management that participated in the KKR acquisition, and other security holders.

2. We note that in your letter dated August 12, 2005, accompanying your Amendment No. 1 to Form S-1, you state at page 7, in response to a comment from the Staff, that a license you granted to The Mohammed Quasi Assad & Sons Company covers Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to

economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of your past and current contacts, directly or indirectly, with Syria; the materiality to you of your contacts with Syria; and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

Summary, page 1

3.    We note your response to our prior comment 5. Please revise to disclose dollar amounts in a consistent manner. For example, we note that you disclose your debt as $1,033.8 million but you disclose the value of your recapitalization transaction as $1.6 billion.

4.    Please include a graphic illustrating your corporate organizational structure. In this regard, we note your response to comment seven of our letter dated July 29, 2005.

Market Growth Drivers, page 2

5.    Please clarify the disclosure in the second sentence of the third paragraph of this section. In this regard, we note that the stated factors appear to be applicable to retailers and not customers.

6.    We also note your response to comment 8 of our letter dated July 29, 2005. Please tell us where you included the support for the second sentence of the third paragraph of this section.

Environmental, health and safety requirements could expose us. . . page 19

7.    We note that you now refer to environmental consultants. Either identify them or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Dilution, page 27

8. We read your response to comment 24 of our letter dated July 29, 2005 and we reissue this comment. Please refer to Item 506 of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 28

9. Your response to our comment 26 and revised disclosure indicates that you used your statutory tax rate of 40% in computing your pro forma tax expense (benefit). Please tell us the assumptions you used in determining 40% was the appropriate rate to use rather than a blended tax rate, which considers each pro forma adjustment individually.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 51

10. We read your response to our comment 32 and your revised disclosure. Your response does not address what impact the increased costs of your new product lines related to your Sealy Posturepedic and TrueForm may have on your liquidity and results of operations, if any. As previously requested, please expand your liquidity disclosure to discuss the impact this may have on your liquidity and results of operations.

Debt Covenants, page 54

11. We read your response to our comment 34 and your revised disclosure. Your revised disclosure states that you were in compliance with your debt covenants as of the years ended November 28, 2004 and November 30, 2003 and for the period ended May 29, 2005. However, your disclosure does not indicate whether you were in compliance with your debt covenants during the years ended November 28, 2004 and November 30, 2003 and the period ended May 29, 2005. Please revise accordingly.

Foreign Operations and Export Sales, page 58

12. Please tell us where in Korea you conduct business.

Competition, page 72

13.    Please identify the principal methods of competition in your industries.  Please also discuss your competition's advantages over you and how this affects your competitive position.  See Item 101(c)(x) of Regulation S-K.

Principal and Selling Stockholders, page 87

14.    We read your response to comment 55 of our letter dated July 29, 2005 and we reissue this comment.  Please refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

Shares Eligible for Future Sale, page 102

Lock-Up Agreements, page 102

15.    We read your response to comment 62 of our letter dated July 29, 2005.  Please disclose your response in this section.

Underwriting, page 107

16.    We read your response to comment 63 of our letter dated July 29, 2005 and we have the following comments:

•    Please confirm that there have been no material changes to Citigroup's or its affiliates' procedures since they were approved by the staff.

•    Please revise the communications to be sent to potential syndicate members to require them to confirm that there have been no material changes to their procedures since they were approved by the staff.

17.    Revise the disclosure in the third sentence of the second full paragraph on page 108 to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

18.    We note your response to comment 65 of our letter dated July 29, 2005.  Please confirm, if true, that:
•    Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
•    No offers were made prior to the filing of the registration statement;
•    Offers were made only with the prospectus; and

- No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Notes to Financial Statements for the years ended November 29, 2004 and November 30, 2003

Note 1: Significant Accounting Policies, page F-9

Warranties, page F-15

19. We read your response to our comment 78 and revised disclosures. Please revise your table included in your disclosure to separately state the portion of your warranty provision that relates to current year sales from the portion of your warranty provision that represents a change in your estimate of the provision from prior years. Please also present your warranty claims activity in a similar manner. Please also expand your disclosure in your MD&A to discuss the business reasons for changes in your warranty provision between November 2002 and November 2003 and between November 2003 and November 2004. Your disclosure should include a discussion regarding any significant changes in the provision recorded in the current year relating to current year sales compared to the provision recorded in the prior year relating to prior year sales. Your disclosure should also address reasons for increases and decreases in the provision, which represent changes in the provision for estimates relating to prior years. Similarly, please also include a similar discussion regarding changes in your warranty claims.

20. We read your response to our comment 79. Your response stated you began to experience increased returns in the late 1990s, which you attribute to growth in sales for higher price point bedding. You also state that it was at this time that you began to consider the need for additional information to manage this trend. You further state that it was not until late 2003 that you gathered specific data on returns from a sample of plants. Based on the information you provided to us in Exhibit A, from November 1999 to November 2002 your warranty reserve balance increased 46% and your warranty provision increased 53%. However, between November 2002 and November 2003, your warranty reserve balance decreased 4% and your warranty provision decreased 22%. Then between November 2003 and November 2004 your warranty reserve balance increased again, this time by 52% and your warranty provision increased by 75%. Based on the aforementioned, please tell us how you determined that the significant increases required in your warranty reserve balances and warranty provisions were not attributable to prior periods requiring a restatement of prior periods. Please include in your response how you determined the data you obtained on returns from a sample of plants to be a fair representation of the total population

of returns in any given year.

21. Your response states that you are unable to provide a detail of your warranty reserves and claims as they relate to specific sales due to prior limitation of your ability to gather and maintain this data. You further disclose that due to this limitation, you historically relied on an analytical approach to estimate your warranty reserve. You disclosed that between the late 1990s and 2003 you experienced a trend of increasing returns. You later discuss in 2004 changes to the manner in which you estimate your warranty reserves, which improved the capture and processing of return information. Based on this information and the information included in Exhibit A, tell us how you concluded that the estimated warranty costs you recorded from the late 1990s can be considered reliably estimable.

Your response discusses changes you have made to the manner in which you estimate your warranty reserves. You disclose that in early 2004, you implemented an enhanced returns authorization process, which improved the capture and processing of return information. You also stated that during 2004 you changed your method used to estimate your warranty liability, which uses a calculated average age of warranty returns for the period. Please tell us how you determined this new method provided you with adequate historical prior experience that enabled you to reasonably estimate an appropriate warranty provision for the year ended December 31, 2004 and the period ended May 29, 2005. In your response, please also tell what factors you considered in calculating the component of the warranty provision relating to new products, such as your Sealy Posturepedic UniCased, Stearns & Foster TripLCased, and TrueForm visco-elastic bedding product lines, for which little or no historical prior experience is available.

Note 4: Stock Based Compensation, page F-19

22. We read your correspondence filed on July 19, 2005 relating to the methodology you used in determined the fair value of the issuances of your common stock and stock options and your response to our comment 80. You state in your response that you considered the results of operations for the fourth quarter of fiscal 2004 and the first quarter of fiscal 2005, which significantly exceeded the results for those comparable periods in the prior year. You further state that this reduced the relevance of the valuation indicated by the July 2004 transactions. Based on the aforementioned, please tell us how you determined the fair value of the common stock and stock option issuances in January 2005 should not have been adjusted as well. In addition, your response states that between July 2004 and January 2005 you did not achieve any significant milestones, enter into any material arrangements and there were no material

changes in the industry or general economic conditions. Please tell us what significant milestones, material arrangements or changes in the industry or general economic conditions occurred between January 2005 and April 2005 that contributed your determination of the fair value of your common stock and stock options issued in April 2005.

23.  We read your correspondence filed on July 19, 2005 relating to the methodology you used in determining the fair value of the issuances of your common stock and stock options and your response to out comment 80. Please supplementally provide to us the information you obtained and used relating to outside transactions and industry measures that support your use of the following assumptions:

   - adjusted EBITDA,
   - the multiple of 9x, and
   - a 20% discount.

   Your response indicates that the multiple of 9x was used in the April 2004 recapitalization as well as the November 2003 acquisition of Simmons Company by THL Bedding Company. Please tell us how you determined this multiple would still be an appropriate multiple, please specifically address in your response the lapse in time between the transactions as well as changes in your results of operations and general economic changes and how these affected your determination to use this multiple. Your response also stated that the 20% discount was applied due to certain limitations and restrictions. Please tell us how you determined a 20% discount was not excessive. Please also tell us whether this was the only method you used to determine the fair value of your common stock and option issuances in January and April 2005. If other methods were also employed, please tell us about each of those as well. If no other methods were employed, please tell us why not. We may have further comments after you determine the price in which you intend to sell your common stock in this offering.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

24.  We note your response to comment 84 of our letter dated July 29, 2005 and your revisions to the second paragraph on page II-2. Please revise further to state the facts upon which you relied to make this exemption available. In that regard, we reissue comment 84.

25.  We read your response to comment 85 of our letter dated July 29, 2005. Please

provide us with your detailed analysis as to the availability of the exemption set forth in Section 4(2) of the Securities Act.  See <u>SEC v. Ralston Purina Co.</u>, 346 U.S. 119 (1953), and subsequent applicable case law.

<u>Exhibits 23.1 and 23.2</u>

26.   Please make arrangements with your auditors to have them update their consents to refer to the amended Form S-1, rather than just Form S-1.

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As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Mr. Joseph H. Kaufman, Esq.
        Mr. Edward P. Tolley III, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017

        Mr. Marc D. Jaffe, Esq.
        Latham & Watkins LLP
        855 Third Avenue
        New York, NY 10022